Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement on Form S-1 of our report dated August 14, 2009 (July 19, 2010 as to the retrospective adjustment for the change in the composition of reportable segments and the related disclosures in Notes 10 and 12) relating to the consolidated balance sheets of Watson Wyatt Worldwide, Inc. and Subsidiaries as of June 30, 2009 and 2008, the related consolidated statements of operations, cash flows and stockholders’ equity for the three years ended June 30, 2009, and the financial statement schedule (which report expresses an unqualified opinion and includes an explanatory paragraph regarding the adoption of new accounting standards and changes in the segment reporting) appearing in the Prospectus, which is part of this Registration Statement.

We also consent to the reference to us under the heading “Experts” in such Prospectus.

/s/  DELOITTE & TOUCHE LLP

McLean, Virginia

July 19, 2010